SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                FORM U-1/A

                              AMENDMENT NO. 6
                                    TO
                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                          Energy East Corporation
                  (formerly known as NGE Resources, Inc.)
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
          (Name of company or companies filing this statement and
                  address of principal executive offices)


                             Daniel W. Farley
                        c/o Energy East Corporation
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
                        Telephone:  (518) 434-3014
                (Names and addresses of agents for service)


                                Copies to:

                            Leonard Blum, Esq.
                          Huber Lawrence & Abell
                             605 Third Avenue
                         New York, New York 10158
                         Telephone:  (212)682-6200

                         Joanne Rutkowski, Esq.
                 LeBouef, Lamb, Greene & MacRae, L.L.P.
                      1875 Connecticut Avenue, N.W.
                         Washington, D.C.  20009
                       Telephone:  (202) 986-8000

     This Amendment No. 6 on Form U-1/A to the Form U-1 of Energy
East Corporation (formerly known as NGE Resources, Inc.) is being filed to amend the first paragraph of Item 3. B. to read as follows:

Item 3.   Applicable Statutory Provisions.

B.  The Exemption under Section 3(a)(1)

     HoldCo does not intend to register as a holding company under the 1935 Act. As demonstrated below, HoldCo respectfully submits that it should be granted, by Commission order, an exemption under Section 3(a)(1) of the 1935 Act. Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

HoldCo will satisfy such requirements. HoldCo, NYSEG and GenSub all are organized and carry on, or in the case of HoldCo and GenSub will carry on, their business substantially in New York State (GenSub will sell some electricity at wholesale from certain of its generating stations into the Pennsylvania-New Jersey-Maryland Interconnection (PJM Power Pool) which sales in 1997 accounted for less than 5% of NYSEG's total operating revenues) and neither NYSEG, HoldCo nor GenSub will derive any material part of its income from a utility company that carries on its business and/or is organized outside of New York State. Neither NYSEG nor GenSub makes any electricity sales to retail customers outside of New York State.


                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 6 to be signed on its behalf by the undersigned thereunto duly authorized.



                                   Energy East Corporation



Date:  March 3, 1998              By      Daniel W. Farley
                                          Daniel W. Farley
                                          Secretary